Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., and Subsidiaries

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Nine Months Ended 30 June 2012	Year Ended 30 September
(Millions of dollars)		2011	2010	2009	2008	2007
Earnings:
Income from continuing operations (1)	$884.5	$1,171.6	$967.0	$565.3	$1,022.0	$990.2
Add (deduct):
Provision for income taxes	283.7	390.8	321.0	159.9	343.4	268.6
Fixed charges, excluding capitalized interest	101.9	139.4	146.3	147.8	186.7	189.1
Capitalized interest amortized during the period	7.0	9.0	8.7	7.7	6.6	6.4
Undistributed earnings of less-than-fifty-percent-owned affiliates	(42.9)	(38.9)	(29.2)	(44.2)	(72.7)	(61.2)
Earnings, as adjusted	$1,234.2	$1,671.9	$1,413.8	$836.5	$1,486.0	$1,393.1
Fixed Charges:
Interest on indebtedness, including capital lease obligations	$82.0	$113.6	$121.8	$125.1	$164.4	$163.7
Capitalized interest	23.1	23.4	14.5	22.2	27.3	14.6
Amortization of debt discount premium and expense	5.1	5.6	5.6	4.7	4.0	4.1
Portion of rents under operating leases representative of the interest factor	14.8	20.2	18.9	18.0	18.3	21.3
Fixed charges	$125.0	$162.8	$160.8	$170.0	$214.0	$203.7
Ratio of Earnings to Fixed Charges (2):	9.9	10.3	8.8	4.9	6.9	6.8

(1)	During the twelve months ended 30 September 2009, income from continuing operations included a charge of $298.2 ($200.3 after-tax) for the global cost reduction plan.
(2)

The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).